Filed Pursuant to Rule 424(b)(5)
Registration No. 333-277434

Supplement No. 1 dated August 1, 2024

(To Prospectus Supplement dated February 28, 2024

and Prospectus dated February 28, 2024)

Easterly Government Properties, Inc.

$300,000,000

Common Stock

This supplement supplements the prospectus supplement dated February 28, 2024 (the “Prospectus Supplement”), relating to the issuance and sale of shares of our common stock having an aggregate offering price of up to $300,000,000 pursuant to separate equity distribution agreements, dated June 22, 2021, that we entered into with each of Citigroup Global Markets Inc., BMO Capital Markets Corp., BTIG, LLC, Jefferies LLC, Raymond James & Associates, Inc., RBC Capital Markets, LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC (and certain of their respective affiliates), as amended, in the case of BTIG, LLC, on August 9, 2023, and an equity distribution agreement, dated August 1, 2024, that we entered into with Compass Point Research and Trading, LLC (each, an “equity distribution agreement” and, collectively, the “equity distribution agreements”). We refer to these entities, when acting in their capacity as sales agents for us or as principals, individually, as a “Sales Agent” and, collectively, as the “Sales Agents,” and we refer to these entities (or their affiliate or agent or, in the case of BTIG, LLC, Nomura Securities International, Inc. (acting through BTIG, LLC as agent)) when acting in their capacity as agents for the Forward Purchasers (as defined below), individually, as a “Forward Seller” and, collectively, as the “Forward Sellers.”

Sales of the shares of our common stock, if any, under the Prospectus Supplement, as supplemented by this supplement, and the accompanying prospectus made through the Sales Agents, acting as our sales agents, through the Forward Sellers, acting as agents for the relevant Forward Purchasers, or directly to the Sales Agents, acting as principals, pursuant to the equity distribution agreements, may be made in privately negotiated transactions, which may include block trades, or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including, without limitation, sales made directly on the New York Stock Exchange (the “NYSE”), on any other existing trading market for our common stock or to or through a market maker, or as otherwise may be agreed between us and the applicable Sales Agent.

The equity distribution agreements contemplate that, in addition to the issuance and sale of shares of our common stock by us through or to the Sales Agents, acting as our sales agents or as principals, as applicable, we may also enter into one or more forward transactions (each, a “forward sale transaction” and, collectively, the “forward sale transactions”) under separate master forward sale confirmations and related supplemental confirmations, with each of Citigroup Global Markets Limited, Bank of Montreal, Jefferies LLC, Nomura Global Financial Products, Inc., Raymond James & Associates, Inc., Royal Bank of Canada, Truist Bank and Wells Fargo Bank, National Association. When acting in their capacity as purchasers under any forward sale transactions, we refer to these entities individually as a “Forward Purchaser” and, collectively, as the “Forward Purchasers.” If we enter into a forward sale transaction with any Forward Purchaser, we expect that such Forward Purchaser or one of its affiliates will attempt to borrow from third parties and sell, through its related Forward Seller, the number of shares of our common stock underlying such forward sale transaction in order to hedge such Forward Purchaser’s exposure under such forward sale transaction. Unless otherwise expressly stated or the context otherwise requires, references herein to the “related” or “relevant” Forward Purchaser mean, with respect to any Sales Agent, the affiliate or agent of such Sales Agent that is acting as Forward Purchaser or, if applicable, such Sales Agent acting in its capacity as Forward Purchaser (except in the case of BTIG, LLC, in which case the reference to the “related” or “relevant” Forward Purchaser means Nomura Global Financial Products, Inc.), and references herein to “applicable” Forward Purchaser or “applicable” forward sale transactions mean, with respect to any Forward Purchaser and any forward sale transaction, the Forward Purchaser party to such forward sale transaction, as applicable. We will not initially receive any proceeds from any sale of shares of our common stock borrowed by a Forward Purchaser (or affiliate or agent thereof) and sold through a Forward Seller. This supplement shall be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Except as set forth herein, the Prospectus Supplement remains unchanged.

This supplement is being filed to reflect our entry into the equity distribution agreement with Compass Point Research and Trading, LLC on August 1, 2024. Accordingly, each reference to the term “Sales Agent” and “Sales Agents” in the Prospectus Supplement is hereby amended to include Compass Point Research and Trading, LLC and each reference to the term “equity distribution agreements” in the Prospectus Supplement is hereby amended to include the equity distribution agreement with Compass Point Research and Trading, LLC.

Sales of the shares of our common stock pursuant to the equity distribution agreements were previously registered pursuant to a Registration Statement on Form S-3 (File No. 333-253480) initially filed on February 25, 2021 and a prospectus supplement dated June 22, 2021, as supplemented by supplement no. 1 dated August 9, 2023. We have not sold any shares of our common stock pursuant to the equity distribution agreements and, accordingly, as of the date of this supplement, shares of common stock having an aggregate offering price of up to $300,000,000 remain available for offer and sale, from time to time, pursuant to the equity distribution agreements and the Prospectus Supplement, as supplemented by this supplement, and the accompanying prospectus.

Our common stock trades on the NYSE under the symbol “DEA.” The last reported sale price of our common stock on the NYSE on July 31, 2024 was $13.93.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of the Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this supplement, the Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Citigroup	BMO Capital Markets	BTIG	Compass Point	Jefferies
Raymond James	RBC Capital Markets	Truist Securities	Wells Fargo Securities

The date of this supplement is August 1, 2024.